United States Securities and Exchange Commission Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION Pursuant to Rule 14a-103

Name of the Registrant: Morgan Stanley

Name of persons relying on exemption: Sierra Club Foundation
Address of persons relying on exemption:

2101 Webster Street, Suite 1250, Oakland, CA 94612

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Morgan Stanley

Shareholder Proposal No. 4: Policy on financing of new fossil fuel development

Sierra Club Foundation seeks your support for Proposal No. 4 on the Morgan Stanley (“MS” or “the Company”) 2022 proxy ballot. The resolved clause states:

Shareholders request that the Board of Directors adopt a policy by the end of 2022 committing to proactive  measures to ensure that the company’s lending and underwriting do not contribute to new fossil fuel development, consistent with fulfilling the United Nations Environmental Program Finance Initiative recommendations to the G20 Sustainable Finance Working Group, and the International Energy Agency’s Net Zero Emissions by 2050 Scenario, for credible net zero commitments.

We urge MS investors to vote FOR Proposal No. 4 to protect shareholder value by holding the board accountable for managing material risks from the Company’s financing of new fossil fuel development.

Summary

•	MS is failing to adequately manage material investor risks from financing new fossil fuel development.

•	New fossil fuel development is incompatible with credible net zero greenhouse gas commitments, including MS’ own commitment.

•	Other banks have already adopted policies that ensure their lending and underwriting do not contribute to new fossil fuel development.

•	The Proposal is focused on the net zero commitment that MS made in 2020 and the need to phase out financing for new fossil fuel development in alignment with that commitment. It is not asking for a divestment from fossil fuels.

Ukraine invasion reaffirms the need to minimize dependence on fossil fuels

Millions of Ukrainians are losing their lives, homes and communities. Russia’s invasion underscores the urgent need to rapidly move away from fossil fuels and to transition to a secure, affordable and clean energy economy. The fossil fuel industry is seeking to exploit this crisis to lock in decades of fossil fuel dependence, but its demands will not help Ukrainians, European countries facing energy insecurity today, or consumers and small businesses feeling the impact of higher oil and gas prices. As long as the world relies on volatile global commodities like oil and gas, it will continue to be vulnerable to geopolitics and global bad actors propped up by them.

The invasion of Ukraine and the resulting energy insecurity and market turmoil make a compelling case for focusing on long-term solutions that contribute to secure, affordable and clean energy supplies across the globe. The Proposal relates to those long-term energy solutions – and the risks to MS – by avoiding the new fossil fuel investments that would lock in more severe climate scenarios. New fossil fuel development, the focus of the Proposal, does not help to fulfill the current energy shortfalls.

Any investments in new exploration and development would not result in increased production for many years. A recent study calculated that it takes a global average of 5.5 years to bring a conventional oil field from discovery to production and that it takes an average of 17 years for conventional oil fields to achieve maximum production.1 LNG liquefaction projects have historically taken 3-4 years to complete.2

The Institutional Investors Group on Climate Change, which represents investors with over $56 trillion in assets, recently responded to the Ukraine war emphasizing the need to stay the course on the energy transition: “[a]dditional investment in oil and gas exploration today will not address immediate energy challenges as quickly as is needed and risks locking in fossil fuel assets that are not part of the energy transition.”3

Globally there are sufficient existing fossil fuel supplies if the world follows the net zero pathway consistent with a rapid expansion of clean energy. Banks that have already grappled with the need to stop financing new fossil fuel development have addressed the issue by phasing down financing over time, reducing the likelihood of impacts on near-term energy prices.

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1 https://doi.org/10.1016/j.egycc.2020.100010

2 https://www.gti.energy/wp-content/uploads/2019/10/40-LNG19-04April2019-Zeal-Tom-paper.pdf

3 https://www.iigcc.org/news/the-impact-of-russias-invasion-of-ukraine-for-the-energy-transition/

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MS is failing to adequately manage material investor risks from financing new fossil fuel development

Our Company’s CEO has declared the Company’s commitment to addressing climate change and to reach net zero financed emissions by 2050, including in testimony before the U.S. Congress.4 Yet, so far our Company’s expressed concerns and pledges have not led to a significant decrease in the amount of financing it provides to fossil fuels, the primary cause of climate change. MS provided $137.3 billion in funding to coal, oil and gas clients during 2016-21, the six years following the Paris Agreement.5

MS is exposing shareholders to material financial, regulatory and litigation risks from continuing to finance new fossil fuel development, and thus prioritizing short-term profits over investor risks and its own climate commitments.

Financial risk from asset stranding

The economic impacts of the Ukraine invasion have demonstrated how quickly asset values can shift as a result of a rapid global policy response. In a 1.5°C aligned future, fossil fuel demand can be met with existing oil and gas fields and new fossil fuel development will be subject to a high degree of stranding. As one of the largest fossil fuel funders globally, MS is exposed to a significant amount of asset stranding if it continues to finance new fossil fuel development projects. The amount of fossil fuel assets at risk of failure in a 1.5°C scenario is vastly greater than the amount of bad assets that the banks were exposed to during the sub-prime mortgage crisis, which almost brought down the banking system. Total write-downs globally from the mortgage crisis were estimated at $4.1 trillion (banks had two-thirds of this exposure)6 whereas the value of stranded fossil fuel assets arising from the energy transition could be $7-11 trillion, according to a recent study.7

Financial risk from higher capital requirements

MS is exposed to a risk of higher capital requirements from continuing to be one of the largest financiers of new fossil fuel development. Regulatory responses to climate change, including greater capital requirements for fossil fuel assets, appear likely. In a speech by the Vice-Chair of its Supervisory Board, the European Central Bank (ECB) signalled that “2022 will be the year that C&E [climate-related and environmental] risks become integrated in the day-to-day activities of our joint supervisory teams… These risks will come to form an integral part of our ongoing dialogue with supervised entities… This will ultimately influence banks’ minimum capital requirements… Climate and environmental risks are impossible to avoid... All banks that thoroughly assessed their exposure to C&E risks concluded that these risks are material. By contrast, not a single materiality assessment submitted by banks that reported no material risk exposure was deemed adequate.”8 [emphasis added] This finding by ECB highlights the potential regulatory risk for MS which, despite its significant fossil-fuel funding activities, stated in 2021 that “… we have not identified significant [climate-related] risks that would cause the firm to alter its process for managing risk or its general strategy at this time… In general, we have not found we are at risk of significant financial impacts except for in the event of some of the most extreme and unlikely [climate risk] events.”9

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4 “…Morgan Stanley has been very public about the urgent need to address the climate challenge, including expressing support for the United States to stay in the Paris Climate Agreement… We work with clients and customers around the globe to facilitate the transition to a low-carbon economy… Addressing the climate challenge and supporting our clients are simply good business practices… In September of last year, Morgan Stanley was the first large U.S. financial institution to commit to net-zero financed emissions by 2050.” Testimony of CEO James P. Gorman to U.S. Senate Committee on Banking, Housing, and Urban Affairs on May 26, 2021, found at https://www.banking.senate.gov/imo/media/doc/Gorman%20Testimony%205-26-211.pdf, p. 11

5 www.bankingonclimatechaos.org

6 https://www.imf.org/en/News/Articles/2015/09/28/04/53/sores042109c

7 https://www.nature.com/articles/s41560-021-00934-2, p. 1139. See also https://report.ipcc.ch/ar6wg3/pdf/IPCC_AR6_WGIII_FinalDraft_Chapter15.pdf, pp.15-49

8 https://www.ecb.europa.eu/press/key/date/2022/html/ecb.sp220218~c55e646426.en.html (Certain MS subsidiary banks operating in the EU are supervised entities of the ECB.)

9 Morgan Stanley CDP Climate Questionnaire Response for 2021, found at cdp.net

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Recent climate stress tests have found that banks could be significantly exposed to transition risk due to their fossil fuel exposure. A 2021 New York Federal Reserve Bank stress test focused on global banks with an aggregate market share of the oil and gas loan market of over 80%. In a stress scenario modeled after the 2020 energy price collapse, the test documented a substantial rise in banks’ sensitivity to transition-related climate risk and expected capital shortfall; banks with higher loan exposures to the oil and gas industry had a higher sensitivity to transition risk. The impact of the stress scenario was “sizable for the largest banks” corresponding to “20–30% of banks’ equity.”10 Another climate stress test on banks active in Hong Kong found that transition risk “will manifest itself in terms of increased credit risk exposures of the banks. The impact is particularly conspicuous under the disorderly [delayed] transition scenario… Higher credit cost, together with a significant increase in credit risk-weighted assets… will lead to a notable deterioration in the banks’ capital positions.”11

Regulatory risk from greenwashing

Banking regulators are also beginning to signal the importance of ensuring that banks’ public statements regarding climate align with their internal policies and strategies. The Office of the Comptroller of the Currency (OCC) recognized the risks of greenwashing in its recent proposal on climate accountability of banks, noting that “… where banks engage in public communication of their climate-related strategies, boards and management should ensure that any public statements about their banks’ climate-related strategies and commitments are consistent with their internal strategies and risk appetite statements.”12 Similarly, the ECB found in its recent financial stability review that: “While financial markets can play an important role in financing this [energy] transition, greenwashing concerns persist. These need to be tackled through better information, especially in relation to forward-looking commitments and plans, and enhanced standards, both to ensure that green finance effectively supports the transition and to foster efficient market mechanisms.”13 [emphasis added] MS is exposed to the risk of regulatory penalties from continuing to finance new fossil fuel development which is in direct contradiction with its net zero commitment.

Litigation risk from fraudulent asset sales

With new fossil fuel development subject to a high risk of stranding, MS is exposed to heightened litigation risk from its underwriting activities. Selling clients securities that MS knows, or should know, are at a high risk of failure, can lead to costly lawsuits in the future. Similar risks materialized for MS after the 2008 financial crisis when it was held liable for fraudulent mortage sales, incurring billions of dollars in penalties and settlements.14 As one of the leading underwriters of fossil fuel financing, MS is significantly exposed to litigation from selling risky securities.

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10 https://www.newyorkfed.org/medialibrary/media/research/staff_reports/sr977.pdf

11 https://www.hkma.gov.hk/media/eng/doc/key-functions/banking-stability/Pilot_banking_sector_climate_risk_stress_test.pdf

12 https://www.occ.gov/news-issuances/news-releases/2021/nr-occ-2021-138a.pdf

13 https://www.ecb.europa.eu/pub/financial-stability/fsr/html/ecb.fsr202111~8b0aebc817.en.html

14 https://www.justice.gov/opa/pr/morgan-stanley-agrees-pay-26-billion-penalty-connection-its-sale-residential-mortgage-backed

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Reputational and litigation risk from misleading climate statements

MS is exposed to reputational risks if it does not intend to live up to the net zero commiment it has made. With greater regulation of climate-related disclosures anticipated in the future, the risks associated with making misleading claims could increase. MS will face reputational risk and potentially costly lawsuits if it continues to finance new fossil fuel development while claiming alignment with its net zero commitment.

New fossil fuel development is not part of client transition

The proposed policy on new fossil fuel development is not asking for the Company to “cease funding” to or “immediately remov[e] support” from the energy sector, and does not prevent MS from helping its fossil fuel clients transition, contrary to the Company’s statements in opposition. Nothing in the Proposal “deprives [the Company] of the flexibility to consider the diverse nature, businesses and regulatory circumstances of [its] clients within the United States and globally as well as the best decarbonization strategy for [its] various clients.”15 The policy does limit the Company’s ability to continue financing clients’ new fossil fuel development, but new fossil fuel development is excluded from any credible net zero transition pathway. The notion that some clients will require new fossil fuel development as they transition their business models is not consistent with the IEA and UNEP FI guidelines and seems to repeat a commonly used talking point by the fossil fuel industry. The Company says that the proposed policy “could lead to far-reaching consequences that could affect our business decisions, require meaningful resources to implement, and impact our relationships with our clients and other stakeholders.”16 In reality, the Company is already faced with such consequences because of its net zero commitment. Every aspect of the Company’s business, and its fossil fuel financing especially, will be impacted by that commitment.17

New fossil fuel development is incompatible with credible net zero greenhouse gas commitments, including MS’ own commitment

There is no credible 1.5°C scenario that allows for new fossil fuel development. Limiting emissions to 1.5°C requires a 3-4% decrease in oil and gas production per year, which matches the production decline from existing fields. This is why the International Energy Agency (IEA), when unveiling its Net Zero Energy scenario (NZE2050), stated that “…no fossil fuel exploration is required and no new oil and natural gas fields are required beyond those that have already been approved for development.”18 The constraint of no new fossil fuel financing reflects a fundamental aspect of all credible 1.5°C pathways, that demand for oil and gas declines significantly and can be met with production from existing fields.

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15 MS 2022 Proxy Statement, pp. 93-94

16 MS 2022 Proxy Statement, p. 93

17 The Company recognized these implications when unveiling its methodology for interim targets, stating that “[t]he journey toward our 2050 net-zero goal is just beginning. We will now focus on embedding the targets into our organizational processes, decision-making and existing governance to drive implementation.” https://www.morganstanley.com/content/dam/msdotcom/about-us/netzero/Morgan-Stanley-Net-Zero-Target-Methodology.pdf, p. 14

18 https://iea.blob.core.windows.net/assets/deebef5d-0c34-4539-9d0c-10b13d840027/NetZeroby2050-ARoadmapfortheGlobalEnergySector_CORR.pdf

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Proposal is consistent with Net Zero Banking Alliance and UNEP FI guidelines

The Net Zero Banking Alliance (NZBA) is an industry-led, UN-convened alliance that represents over 100 banks and 40% of global banking assets “to drive collective, aligned and credible progress toward achieving net-zero emissions by 2050.”19 MS joined the NZBA in 2021. When a bank joins the NZBA, the CEO signs a statement20 which commits the bank to NZBA’s specific guidelines including aligning financed emissions with a maximum temperature rise of 1.5°C and using no/low overshoot decarbonisation scenarios from credible and well-recognized sources. (A no/low overshoot scenario seeks to minimize any temporary increase in temperature above the long-term goal of 1.5°C.)

The NZBA recently commented on the use of climate scenarions by its members, stating that:

“While some civil society bodies have advocated for exclusive use of the highly ambitious IEA NZE2050 model as the sole basis for net-zero pathway planning, the Alliance views it as one of several credible models that help members understand how they might navigate a route to decarbonizing their portfolios. The Alliance seeks to drive ambition among its members to rely on the most recent and robust science, and the Guidelines will continue to evolve over time as methodological and data approaches develop. In their current iteration, the NZBA Guidelines’ required use of “credible science-based climate scenarios” encompasses both the IPCC P1/P221 and IEA NZE2050.”22 [footnote added]

The NZBA’s recent comment also addressed the expansion of fossil fuel financing, stating that:

“The Net-Zero Banking Alliance does not support the financing of fossil fuel expansion. However, the Alliance believes that immediate divestment from existing fossil fuel positions will not necessarily bring about the required real economy decarbonization that the world needs, and the potential for extreme market shocks could profoundly impact the world’s most vulnerable people. Rather, the Alliance encourages members to conduct client engagement and education as the primary tool for engendering real-economy impact.”

The NZBA’s statement that it does not support fossil fuel expansion is aligned with recommendations made last year by the UN Environment Programme Finance Initiative (UNEP FI), the convener of the NZBA, for credible net-zero commitments from financial institutions, which said:

“A financial institution establishing a net-zero commitment should begin aligning with the required assumptions and implications of IPCC 1.5°C no/low overshoot pathways as soon as possible…. All no/low overshoot scenarios indicate an immediate reduction in fossil fuels, signalling that investment in new fossil fuel development is not aligned with 1.5°C.”23 [emphasis added]

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19 https://www.unepfi.org/net-zero-banking/

20 https://www.unepfi.org/net-zero-banking/commitment/

21 https://www.ipcc.ch/site/assets/uploads/sites/2/2019/09/SR15_Slide_Deck.pdf

22 https://www.unepfi.org/news/industries/banking/nzba-responds-to-recent-research-on-fossil-fuels-coal/

23 https://g20sfwg.org/wp-content/uploads/2021/10/2021-UNEP-FI.-Recommendations-for-Credible-Net-Zero-Commitments.pdf, p. 15

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The Proposal is consistent with the NZBA and UNEP FI guidelines and recommendations. It is not asking for an immediate divestment. We agree that potential market shocks could impact vulnerable people, but fossil fuel expansion will come too late to address that problem. We also support banks engaging with customers, as long as the engagement includes timelines for the phasing out of fossil fuel expansion.

The Company used the IEA NZE2050 pathway to set its interim targets, consistent with the NZBA requirement that banks use decarbonisation scenarios from credible and well-recognized sources. Setting interim targets by itself, however, does not prevent the Company from continuing to finance new fossil fuel development. As the NZBA recently stated “…while portfolio targets will provide concrete metrics for banks to aim for, banks will ideally supplement targets with sector policies that broadly support clients’ transition.”24 In fact, given the Company’s statement that “…we did not commit to completely instituting every aspect of the [IEA] initiative as it is critical that we adapt the initiative to what is best for Morgan Stanley and our stakeholders,”25 we believe MS plans to continue to finance new fossil fuel development despite its net zero commitment. A policy on new fossil fuel development is required to ensure the Company’s net zero commitment is credible and aligned with the Paris Agreement.

Other banks have already adopted policies that ensure their lending and underwriting do not contribute to new fossil fuel development

To manage the financial, regulatory and litigation risks arising from the financing of new fossil fuel development, the Proposal is asking MS to adopt a policy by the end of 2022 that commits it to proactive measures to ensure that the Company’s lending and underwriting activities do not contribute to new fossil fuel development. This type of policy is being deployed by other banks that have started to restrict financing for new fossil fuel development. For example, NatWest committed to “stop lending and underwriting to major oil & gas producers unless they have a credible transition plan aligned with the Paris Agreement in place by the end of 2021.”26 La Banque Postale has committed to “no longer finance oil & gas projects and companies listed in the GOGEL27, except where financing is tied to the development of renewable energy or where the company has published credible phase-out by 2040 plans; these plans must leave no room for the development of new oil & gas projects.”28 [footnote added] Most recently, HSBC has committed “to phase down our financing of fossil fuels to what is required to limit the global temperature rise to 1.5°C”29 and ING has announced that it will “no longer provide dedicated finance to new oil & gas fields.”30

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24 https://www.unepfi.org/news/industries/banking/nzba-responds-to-recent-research-on-fossil-fuels-coal/

25 MS 2022 Proxy Statement, p. 94

26 https://investors.natwestgroup.com/~/media/Files/R/RBS-IR-V2/results-center/18022022/2021-climate-related-disclosure-report.pdf, p. 30

27 https://gogel.org/

28 https://www.lapostegroupe.com/en/news/la-banque-postale-is-stepping-up-its-decarbonisation-strategy

29 https://www.hsbc.com/news-and-media/media-releases/2022/hsbc-announces-net-zero-steps

30 https://www.ing.com/Newsroom/News/ING-steps-up-renewable-energy-efforts-and-restricts-financing-of-new-oil-gas-fields.htm

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The proposed policy is similar to the Company’s existing policies restricting financing for more risky types of fossil fuels. All the major U.S. banks, including MS, have committed to not finance oil and gas development in the Arctic and also have policies limiting coal financing. MS recently updated its coal policy, which now states that the Company “will continue to reduce our exposure to thermal coal mining globally,” and “will engage with companies that derive revenue from thermal coal mining operations to understand their plans to diversify away from thermal coal mining” and by 2030 ”will phase out our remaining credit exposure to companies with greater than 20% of revenue from thermal coal mining globally.”31 We believe the Company could use this coal policy as a template for phasing out its financing of new fossil fuel development. The fact that MS has used fossil fuel policies in the past to manage exposure to risky fossil fuels supports the Proposal’s request that it could continue to do so going forward when it comes to risks arising from all forms of new fossil fuel development.

MS has other options available to manage the risks from new fossil fuel development. These include bond and loan covenants and sustainability-linked debt, for example. Given the many approaches available to MS, any argument that says managing risks from new fossil fuel development is tantamount to wholesale divestment is not only false but also calls attention to the Company’s failure to innovate solutions that both address risk and help clients transition.

Conclusion

MS will face financial, regulatory and litigation risks if it does not stop financing new fossil fuel development, which contributes to catastrophic climate change. Since the Company’s board has failed to adequately manage these risks, support from shareholders for the Proposal is requested to ensure that their long-term interests are protected.

Shareholders are urged to vote FOR Proposal No. 4.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Sierra Club Foundation is not able to vote your proxies, nor does this communication contemplate such an event. Sierra Club Foundation urges shareholders to vote for Item No. 4 following the instructions provided on management's proxy mailing.

The views expressed are those of the authors and Sierra Club Foundation as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.

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31 MS Environmental and Social Policy Statement, p. 7 found at https://www.morganstanley.com/content/dam/msdotcom/en/about-us-governance/pdf/Environmental_and_Social_Policy_Statement.pdf

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